787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

June 24, 2026

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Michael Henderson
Amit Pande
Eric Envall
Susan Block

Re:	Safepoint Holdings, Inc.
Registration Statement on Form S-1
File No. 333-295728

Ladies and Gentlemen:

On behalf of Safepoint Holdings, Inc., a Delaware corporation (the “Company”), the Company hereby respectfully requests pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement filed on Form S-1 (Registration No. 333-295728) as initially filed by the Company with the Securities and Exchange Commission (“Commission”) on May 8, 2026, together with all exhibits and amendments thereto (as amended, the “Registration Statement”) be withdrawn effective immediately.

The Company is requesting the withdrawal of the Registration Statement as it determined not to proceed with the offering contemplated in the Registration Statement. The Company confirms that no securities have been sold under the Registration Statement. Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter.

If you have any questions or require additional information, please contact the undersigned. Thank you for your assistance and cooperation in this matter.

Very truly yours,

/s/ Matthew B. Stern
Matthew B. Stern

cc: Mr. David Flitman

  Mr. Steven Hoffman

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